EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	3/31/2014	3/31/2014
EARNINGS
Income Before Income Taxes and Equity Earnings	$140,035	$208,484	$219,283	$245,862	$220,957	$238,071	$34,817
Fixed Charges (as below)	109,146	132,106	134,285	147,817	144,844	143,401	35,688
Total Earnings	$249,181	$340,590	$353,568	$393,679	$365,801	$381,472	$70,505

FIXED CHARGES
Interest Expense	$70,500	$86,538	$81,781	$88,318	$130,282	$128,168	$31,876
Credit for Allowance for Borrowed Funds Used During Construction	29,546	33,668	40,904	48,499	4,262	4,933	1,237
Estimated Interest Element in Lease Rentals	9,100	11,900	11,600	11,000	10,300	10,300	2,575
Total Fixed Charges	$109,146	$132,106	$134,285	$147,817	$144,844	$143,401	$35,688

Ratio of Earnings to Fixed Charges	2.28	2.57	2.63	2.66	2.52	2.66	1.97